                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         BANYAN SYSTEMS INCORPORATED

                               (Name of Issuer)

                         Common Stock, $.01 par value

                        (Title of Class of Securities)

                                   06698104

                                (CUSIP Number)

                                January 8, 1999

            (Date of Event Which Requires Filing of this Statement)

                           Robert A. Eshelman, Esq.
                   General Counsel, Finance & Administration
                             Microsoft Corporation
                               One Microsoft Way
                        Redmond, Washington 98052-6399
                                (425) 882-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4
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CUSIP No.: 06698104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
        Microsoft Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        91-1144442
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Washington
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                                   5  SOLE VOTING POWER
                                      1,750,000
        NUMBER OF SHARES           ---------------------------------------------
          BENEFICIALLY             6  SHARED VOTING POWER
            OWNED BY                  -0-
              EACH                 ---------------------------------------------
            REPORTING              7  SOLE DISPOSITIVE POWER
             PERSON                   1,750,000
              WITH                 ---------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,750,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.64%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
        CO
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                                  Page 2 of 4
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Item 1.

     (a)  Name of Issuer:  Banyan Systems Incorporated

     (b)  Address of Issuer's Principal Executive Offices:

              120 Flanders Road
              Westboro, MA  01581-5013

Item 2.

     (a)  Name of Person Filing:  Microsoft Corporation

     (b)  Address of Principal Business Office:

              One Microsoft Way
              Redmond, Washington 98052-6399

     (c)  Citizenship:  State of Washington

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:    06698104

Item 3.   Not Applicable.

Item 4.   Ownership

     (a)  Amount Beneficially Owned:   On January 8, 1999, Microsoft Corporation
("Microsoft") purchased from Banyan Systems Incorporated ("Banyan") a warrant to purchase 1,750,000 shares of Banyan Common Stock at an exercise price of $10.00 per share (the "Warrant"). Pursuant to the Warrant, Microsoft may not dispose of shares of Banyan Common Stock issuable upon exercise of the Warrant (the "Warrant Shares") for a three-year period ending on January 8, 2002 (the "Lock Up Period"). The Lock Up Period is subject to earlier termination upon the happening of certain events specified in the Warrant. In addition, pursuant to certain provisions contained in the Warrant Purchase Agreement dated January 8, 1999 between Microsoft and Banyan, the Warrant and the Warrant Shares are subject to forefeiture and repurchase in the event of the happening of certain events specified therein.

     (b)  Percent of Class:       8.64%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote     1,750,000

          (ii) shared power to vote or to direct the vote     -0-

          (iii)sole power to dispose or to direct the disposition of   1,750,000

          (iv) shared power to dispose or to direct the disposition of    -0-.

Item 5.   Ownership of Five Percent or Less of a Class

              Not Applicable.
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
            Security Being Reported on By the Parent Holding Company

              Not Applicable.

Item 8.  Identification and Classification of Members of the Group

              Not Applicable.

Item 9.  Notice of Dissolution of a Group

              Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 15, 1999


                                       MICROSOFT CORPORATION


                                       By /s/ Robert A. Eshelman
                                          -------------------------------------
                                          Robert A. Eshelman
                                          General Counsel, Finance &
                                            Administration